

Bao Ho · 3rd

CEO at GrassTB - 100% grass-based paper products

Denver Metropolitan Area · Contact info

276 connections

GrassTB

University of Colorado Denver

Experience

Chief Executive Officer
GrassTB
Jun 2019 – Present · 2 yrs 7 mos

Linguist Analyst
Various Government Department · Contract
Mar 2006 – Present · 15 yrs 10 mos

Education

University of Colorado Denver
Bachelor's degree, Business Finance
2000 – 2005